

January 28, 2015

Via E-mail
David Reis
Chief Executive Officer
Stratasys, Ltd.
7665 Commerce Way
Eden Prairie, Minnesota 55344

> **Re:** **Stratasys, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-35751**

Dear Mr. Reis:

We have reviewed your letter dated January 2, 2015 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 19, 2014.

Item 5. Operating and Financial Review and Prospects.
A. Operating Results
Costs of revenues, page 51

1. Based on the significance of cost of revenues on your results, it's still unclear how you determined that providing greater insight into the relative significance of your material cost component, as a percentage or otherwise, is not necessary for an investors understanding of your production cost, including how you manage such costs. In particular, while we note that you will continue to monitor and analyze your costs of revenues and to update your disclosure to the extent that there are changes in significance among the various cost components, please tell us how an investor can similarly monitor the potential cost trends and potential impact of macro-economic issues on the material components of cost of revenues without such information.

Operating Expenses, page 62

2.   We note your response to our prior comment 3. However, in future filings, please revise to quantify each material factor that impacted your results of operations, such as the addition of Objet which added $83.8 million of SG&A and the addition of MakerBot which added an additional $9.4 million of SG&A. This disclosure should analyze and discuss the underlying trends for each of these factors as well as the expected impact on future results.

Note 2. Acquisitions
MakerBot transaction, page F-18

3.   We note your response to our prior comment 6. However, the fair value measurement of your earn-out obligation is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. In this regard, since it appears that the inputs in your earn-out obligation calculation involve significant judgments that are subject to change and could have a material impact on your results, please consider including a corresponding sensitivity analysis for such inputs in your critical accounting policy discussion within MD&A. In particular, such information appears necessary in understanding how inputs in your calculation could impact expenses related to your earn-out obligation, which represents a $108.2 million exposure, based on the Company's share price at December 31, 2013.   In addition, please include a corresponding sensitivity analysis or discussion which details how changes your share price will impact your total maximum exposure.   Please refer Section V of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

4.   While we acknowledge the disclosures noted in your response to our prior comment 6, it is still unclear how your current disclosures comply with ASC 820-10-50-2(bbb) and 50-2(g). Please advise.

        You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief